Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607

July 29, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lauren Hamill
Alan Campbell
Division of Corporation Finance
Office of Life Sciences

Re:	Avalo Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed July 11, 2024
File No. 333-279992

Ladies and Gentlemen:

We write this letter on behalf of our client Avalo Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing (the “Amendment No. 1 to Registration Statement”), as set forth in the Staff’s letter dated July 24, 2024 (the “Comment Letter”). The text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments.

The Company is concurrently filing an Amendment No. 2 to the Registration Statement on Form S-3 (the “Registration Statement Amendment”) with this letter, which addresses the Staff’s comments and updates or clarifies certain other information in the Amendment No. 1 to Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3
Risk Factors, page 10

1.We note your response to prior comment 8 from our letter dated July 2, 2024 related to your Annual Report on Form 10-K for the year ended December 31, 2023 and Form 10-Q for the quarter ended March 31, 2024, which we reissue in part with respect to this registration statement. Based on your revised patent disclosures in the tables throughout the section captioned “Pipeline” beginning on page 4 of this S-3, it appears that certain patents related to AVTX-009 and AVTX-002 will expire in 2026 and in 2027 and 2028, respectively. Please revise this registration statement to provide additional risk factor disclosure discussing the extent to which the Company faces any material risk(s) stemming from the expiration of its patents, or otherwise advise.

Division of Corporation Finance
July 29, 2024
The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in future filings.

The Company also has revised the section under the heading “Risk Factors” on pages 10-11 of the Registration Statement Amendment to disclose the additional material risks the Company will face upon the anticipated expiration of its patents in 2026, 2027, and 2028.

The additional risk factors under the heading “Risks Related to Intellectual Property” state in part that “Certain of our composition of matter patents for AVTX-009 and AVTX-002 currently expire in 2026, 2027, or 2028. If we are unable to obtain extensions to our patents or other means of regulatory exclusivity for our products, the expiration of patents might create opportunities for competitors to enter the market for our target indications, which could have a material negative impact on our financial results. Without patent protection, we are susceptible to competitors bringing similar products to market, obtaining FDA approval, and achieving regulatory exclusivity prior to us.

Both AVTX-009 and AVTX-002 are biologic products, which would allow the Company to receive biologics reference product exclusivity in both the United States (twelve years) and Europe (ten years) if and upon receiving marketing approval for the products. Once our composition of matter patents expire, we plan to rely on such exclusivity to protect our intellectual property, which has its associated risks. See the risk factor below titled “As appropriate, we intend to seek all available periods of regulatory exclusivity for our product candidates. However, there is no guarantee that we will be granted these periods of regulatory exclusivity or that we will be able to maintain these periods of exclusivity” for more information regarding the risks of relying on regulatory exclusivity.”

* * * * *

Division of Corporation Finance
July 29, 2024
The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at agibbons@wyrick.com or by telephone at (919) 786-4038.

Sincerely,

WYRICK ROBBINS YATES & PONTON

		By:	/s/ Andrew J. Gibbons
Andrew J. Gibbons

cc:	Dr. Garry A. Neil
Chief Executive Officer and Chairman of the Board
Avalo Therapeutics, Inc.
(gneil@avalotx.com)

Mr. Christopher Sullivan
Chief Financial Officer
Avalo Therapeutics, Inc.
(csullivan@avalotx.com)

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